February 10, 2011

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention: Sirimal R. Mukerjee

Re:	RLJ Acquisition, Inc. (the “Company”)
File No. 333-170947
Registration Statement on Form S-1

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, as representatives of the several underwriters, hereby join the Company in requesting that the effective date for the registration statement referred to above be accelerated so that it may become effective at 4:00 p.m. Eastern time on February 14, 2011 or as soon thereafter as possible.

In connection with the foregoing and pursuant to Rule 460 under the Securities Act, please be advised that between January 30, 2011 and February 10, 2011, the Underwriters distributed copies of the preliminary prospectus dated January 28, 2011 as follows:

No. of Copies
Prospective Underwriters	115
Dealers	0
Institutions	125
Others	0
Total	240

The undersigned, as representatives of the several Underwriters, have and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with Securities and Exchange Commission Release No. 33-4968 and Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Sincerely,

LAZARD CAPITAL MARKETS LLC
Acting As Representative of the several Underwriters
c/o LAZARD CAPITAL MARKETS LLC
30 Rockefeller Plaza
New York, New York 10020

By: LAZARD CAPITAL MARKETS LLC

By: /s/ David G. McMillan, Jr.
Name: David G. McMillan, Jr.
Title:   Managing Director

Signature Page – Acceleration Request